UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-33268

CUSIP NUMBER 45255A 10 4

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 28, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Central Garden & Pet Company
Full Name of Registrant

Former Name if Applicable

1340 Treat Boulevard, Suite 600
Address of Principal Executive Office (Street and Number)

Walnut Creek, CA 94597
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 6, 2008, Central Garden & Pet Company (the “Company”) announced that the Audit Committee of the Board of Directors (the “Audit Committee”) is reviewing issues raised in a letter from an employee. Because the Audit Committee’s review has not been completed, it is not possible for the Company to file the Quarterly Report on Form 10-Q for its third fiscal quarter ended June 28, 2008 (the “Quarterly Report”) by the due date of August 7, 2008 without unreasonable effort or expense.

The Company plans to file its Quarterly Report as soon as practicable, but it does not expect to file before the fifth calendar day following its original due date. The Audit Committee’s review is primarily related to whether a loss reserve should have been established for the end of fiscal 2005 relating to a customer dispute that was settled in early fiscal 2006.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stuart W. Booth	925	948-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Central Garden & Pet Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 8, 2008	By	/s/ Stuart W. Booth
Stuart W. Booth Executive Vice President, Chief Financial Officer and Secretary